Filed by National City Corporation
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: MAF Bancorp, Inc.
Commission File Number: 0-18121
Q. How does this impact our plans to grow in Chicago?
This acquisition provides great opportunity to accelerate our growth in Chicago, and provides a strong market position from which to grow in a new market: Milwaukee. We will leverage MidAmerica’s exceptional people and strong customer relationships to expand the reach of our full suite of products and services throughout the Chicago and Milwaukee regions.
Q. How does this impact market share in Chicago and Milwaukee?
Upon completion of the merger, National City will be the 4th largest bank in Chicago with deposits of $5.7 billion.
Q. How many branches does National City currently have in Chicago?
National City currently operates 68 branches in the Chicago region.
Q. What will be our strategy for Milwaukee?
The transaction will add 24 branches in Milwaukee to our network. As with any new market we enter, our strategy will be to leverage our partner’s existing branch network, customer relationships and talented employees to deliver National City’s superior products and services and grow households. As with other recent acquisitions, an integration team will be formed to facilitate a smooth transition for customers, and we will execute local activities to raise awareness for the National City brand through customer contact, advertising, sponsorships and community support.
Q. When will the merger be complete?
Subject to regulatory and MAF shareholder approval, the merger is expected to close in the fourth quarter of this year.
Q. Does this acquisition stretch our resources given our recent Florida acquisitions?
No. We have sufficient capital to close this transaction and also to continue our search for acquisition prospects in other attractive markets.
Q. Will National City positions be impacted as a result of the merger?
We do not expect that National City positions will be impacted by the merger.

Q. Are we considering entering any other markets?
We will continue to explore options that are accretive to earnings, make strategic sense, and add to shareholder value. We look for banks in attractive markets that can significantly accelerate revenue growth through the introduction of our full range of capabilities. We are focused on markets that have better than average household growth rates where we can see a clear path to becoming one of the top three to four banks in market share.
Q. Does this mean National City isn’t a potential seller?
There’s no question that consolidation in the banking industry will continue. However, we believe our aggressive growth plans and commitment to generating attractive shareholder returns positions us to continue to be in control of our own destiny.
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In connection with the proposed transaction, National City Corporation will file a registration statement on Form S-4 with the United States Securities and Exchange Commission (SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about National City Corporation, MAF Bancorp, Inc. and the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and MAF Bancorp, Inc., without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.mafbancorp.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to MAF Bancorp, Inc. at 55th Street and Holmes Avenue, Clarendon Hills, Illinois, 60514-1596, Attention: Investor Relations, 630-325-7300.
The respective directors and executive officers of National City and MAF Bancorp and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 7, 2007, and information regarding MAF Bancorp’s directors and executive officers is available in its amendment to Form 10-K/A filed with the SEC on April 30, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy an securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward-Looking Statements
This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties.

Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of MAF Bancorp’s stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City’s and MAF Bancorp’s results to differ materially from those described in the forward-looking statements can be found in the 2007 Quarterly Reports on Form 10-Q, as they are filed, and the 2006 Annual Reports on Form 10-K of National City and MAF Bancorp, as amended, filed with the SEC. Copies of these filings are available at no cost on the SEC’s Web site, www.sec.gov, and on the companies’ respective Web sites, www.nationalcity.com and www.mafbancorp.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.